

August 1, 2011

Via Facsimile
Mr. Robert O'Shaughnessy
Chief Financial Officer
PULTEGROUP, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, MI 48304

> **Re: PULTEGROUP, Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 10, 2011**
> **Response Letter Dated July 8, 2011**
> **File No. 1-09804**

Dear Mr. O'Shaughnessy:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

1.   We appreciate the information that you have provided to us in response to our concerns about your segment reporting. We note the following about this information:

   -   On page four of your letter dated May 19, 2011, you tell us that your CEO is your CODM.
   -   In consultation with the CEO, each Area is provided with an invested capital target, which is used to determine the allocation of capital to the Divisions within that Area.

- The Area capital allocations targets are reviewed by the CEO quarterly in order to monitor the Area's progress with respect to its' invested capital target.
- All acquisitions and sales of land parcels exist under a formal process of approval by the corporate office. Please tell us whether this requires the CEO approval.
- We note that the reporting package contains discrete financial information at the Company, Homebuilding, Area, Division and Community level.

Please note our view. If information is provided to the CODM, it is presumed that he uses such information. Further, after review of such information, it appears to us that the level of detail is in fact quite normal and appropriate for a CEO and anything less may imply a weakness of internal control.

In your letter, you note that ASC 280 stipulates that the segments are evident from the structure of the public entity. We agree. However it appears to us that your communities, or at a minimum, your Divisions, are your operating segments and any aggregation of them is required to be consistent with the objectives of the guidance.

In your letter to us on June 19, 2006 you told us that your CODM consisted of three individuals, the Chief Executive Officer (CEO), the Chief Operating Officer (COO) and the Chief Financial Officer (CFO). In your letter dated May 19, 2011, you told us that the CODM is the Chief Executive Officer. Please tell us on what date this change was made. Explain to us how the reporting and decision functions changed. Please be very specific in your response, so that we may understand how the COO and CFO, were no longer able to be part of the CODM group. Provide us with contemporaneous information to support the date of change.

Closing Comments

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief